SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


Filed by the Registrant  [   ]

Filed by a Party other than the Registrant  [ x ]

Check the appropriate box:

[ x ]  Preliminary Proxy Statement

[   ]  Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)

[   ]  Definitive Proxy Statement

[   ]  Definitive Additional Materials

[   ]  Soliciting